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Women-ledQuick biteFirst LocationGenerating Revenue
Bugs Beachin' Shaved Ice

Food Stand

414 Sea Mountain Highway
North Myrtle Beach, SC 29582
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@bugsshavedicenmb
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INVESTMENT OPPORTUNITY
Bugs Beachin' Shaved Ice is seeking investment to purchase a mobile golf cart or tricycle cart to increase customer base size.
$0 INVESTED

There are 76 days remaining to invest. If the business does not receive an additional $12,500 by then, investors will be fully refunded.

The PitchTermsData RoomDiscussionUnderstand Risks

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Business Overview

Homemade Shaved Ice, Cotton Candy, Popcorn, and Peanut Butter Fudge served in the heart of Cherry Grove, North Myrtle Beach!

The Team
Dakotah Mick

Owner

Hey guys. I'm Dakotah! I'm 20 years old and moved to South Carolina from Oregon 2 years ago.

In Oregon, I frequented a small shaved ice shop. The owners of that shop soon became close family friends. When I moved to South Carolina, I knew then that there was no better time to pursue my dream of opening up a shaved ice shop of my own.

After countless hours of hard work, financial planing, emotional effort, and energy, Bugs Beachin' Shaved Ice opened its doors on May 2, 2020.

I can't wait to meet y'all soon!

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The Pitch

Bugs Beachin' Shaved Ice is seeking investment to purchase a mobile golf cart or tricycle cart to increase customer base size.

Greetings, when I lived in Oregon my family visited a local small business; a Shaved Ice Shop. From that point i wanted to start an Authentic Hawaiian Shaved Ice shop of my own. I turned 16, started to work and saved every penny while I was attending High School. My Father had made me a deal that he would match funds for anything I saved. I continued to save until I turned 20.

We relocated to North Myrtle Beach, South Carolina and I knew this was going to be a great location for my shaved ice! At the end of 2019 it was time to put my business plan in motion. I secured a brick and motor store front 4 blocks away from the beach, purchased equipment, supplies, delicious flavors, and got to work!

80% of the tenant improvements were completed by myself. Improvements started in February 2020 with a goal of having a Grand Opening day on April 1st. However, Covid-19 pushed Bugs Beaching Shaved Ice Grand Opening back to May 2. Things have been predictably slower due to the situation, but we have been building our following!

OPPORTUNITY

The capital that I am seeking to raise will be used to purchase a Motorized golf cart (or Tricycle) equipped with everything needed to deliver my refreshing shaved ice to the sun drenched beach-goers.

Located in the heart of Cherry Grove, on Rt 9, one of the main ways to access North Myrtle Beach, I plan to capture not only through-traffic, but also, bring my delicious shaved ice to the beach!

It's estimated that 14 million people visit Myrtle Beach every year. While these numbers are expected to decrease with COVID-19, Myrtle Beach has still seen solid tourism and this will likely return once the threat of the pandemic subsides. We have already started to build a local following which we expect to grow by both traditional and word-of-mouth marketing once we're able to serve people right on the beach. We're making sure to take sanitation measures seriously as well.

MENU

Our menu is simple, but will remind you of your favorite beach time memories:

Authentic Hawaiian Shaved Ice
sugar free options available!
Peanut Butter Fudge
Giant Sized Popcorn
Fresh Spun Cotton Candy

COMPETITION

While there are plenty of ice cream shops around Myrtle Beach, there are no other shaved ice shops. We're also unique in our offering of popcorn and fudge, perfect snacks for hungry beach-goers. As one of the most popular tourist destinations in the country, there will be continuous demand for cold treats and snacks, and we're perfectly situated to meet this demand.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Cart & Equipment $11,750
Mainvest Compensation $750
Total $12,500
Summary of Terms
Legal Business Name Bugs Beachin Shaved Ice
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $6,300 invested
2×
Investment Multiple 1.5×
Business's Revenue Share 6%-9.6%
Minimum Investment Amount $100
Target Raise $12,500
Maximum Raise $20,000
Investment Round Close Date 10/14/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 7/1/2025
Documents
2020 Balance Sheet
Financial Forecasts
logo.jpg
Financial Condition

I have Limited operating history Business opened May 2 2020, I have P&L for May and June. An increase has been noted in Monthly income and Net Income.

No operating history

Bugs Beachin Shaved Ice was established in January 1 2020, Open for business to public May 2 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Bugs Beachin Shaved Ice forecasts the following milestones:

Achieve [$84,000] revenue per year by [2021].
Achieve [$25,000] profit per year by [2022].
Other outstanding debt or equity

As of July 5,2020, Bugs Beachin Shaved Ice has debt of $500 outstanding and a cash balance of $2,452 This debt is sourced primarily from Credit card and will be senior to any investment raised on Mainvest. In addition to the Bugs Beachin Shaved Ice's outstanding debt and the debt raised on Mainvest,

Bugs Beachin Shaved Ice may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

Bugs Beachin Shaved Ice is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bugs Beachin Shaved Ice competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bugs Beachin Shaved Ice's core business or the inability to compete successfully against the with other competitors could negatively affect Bugs Beachin Shaved Ice's financial performance.

Changes in Economic Conditions Could Hurt Bugs Beachin Shaved Ice

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bugs Beachin Shaved Ice's financial performance or ability to continue to operate. In the event Bugs Beachin Shaved Ice ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bugs Beachin' Shaved Ice to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bugs Beachin' Shaved Ice operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Bugs Beachin' Shaved Ice's management or vote on and/or influence any managerial decisions regarding Bugs Beachin' Shaved Ice. Furthermore, if the founders or other key personnel of Bugs Beachin' Shaved Ice were to leave Bugs Beachin' Shaved Ice or become unable to work, Bugs Beachin' Shaved Ice (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bugs Beachin' Shaved Ice and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bugs Beachin' Shaved Ice is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bugs Beachin' Shaved Ice might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bugs Beachin' Shaved Ice is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bugs Beachin' Shaved Ice

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bugs Beachin' Shaved Ice's financial performance or ability to continue to operate. In the event Bugs Beachin' Shaved Ice ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bugs Beachin' Shaved Ice nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bugs Beachin' Shaved Ice will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bugs Beachin' Shaved Ice is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bugs Beachin' Shaved Ice will carry some insurance, Bugs Beachin' Shaved Ice may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bugs Beachin' Shaved Ice could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bugs Beachin' Shaved Ice's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bugs Beachin' Shaved Ice's management will coincide: you both want Bugs Beachin' Shaved Ice to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bugs Beachin' Shaved Ice to act conservative to make sure they are best equipped to repay the Note obligations, while Bugs Beachin' Shaved Ice might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bugs Beachin' Shaved Ice needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bugs Beachin' Shaved Ice or management), which is responsible for monitoring Bugs Beachin' Shaved Ice's compliance with the law. Bugs Beachin' Shaved Ice will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bugs Beachin' Shaved Ice is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bugs Beachin' Shaved Ice fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bugs Beachin' Shaved Ice, and the revenue of Bugs Beachin' Shaved Ice can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bugs Beachin' Shaved Ice to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Bugs Beachin' Shaved Ice. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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